

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 26, 2006

By Facsimile and U.S. Mail

Mr. Zirk Engelbrecht
Chief Executive Officer
Safari Associates, Inc.
12753 Mulholland Drive
Beverly Hills, CA 90210

> **Re: Safari Associates, Inc.**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 8-K filed September 20, 2006**
> **File No. 000-30215**

Dear Mr. Engelbrecht:

We have reviewed your response to our prior oral comments issued to your Counsel, Luke Zuffus, on September 18, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q March 31, 2006

Balance Sheet

1. We note your response to our prior oral comment regarding the balance sheet line item *deficit accumulated during development stage* ($645,098) not equaling the cumulative net loss during development on your income statement ($674,731). It appears your correspondence is correctly stated but your amended Form 10-Q uploaded on September 22, 2006, is not. Please be sure the line items are equal to one another.

Mr. Zirk Engelbrecht
Safari Associates, Inc.
September 26, 2006

Statement of Stockholders Equity

2. We note your inclusion of the Statement of Stockholders' Equity. The form and content of the statement is inappropriate. This particular statement is not required in your interim filings. If you prefer to provide, please do so with the proper form and content.

Form 8-K filed September 20, 2006

Item 9.01 Financial Statements and Exhibits

3. We note on September 20, 2006, that you entered into an Asset Purchase Agreement with Power-Save Energy Corporation. In accordance with SEC Final Rule 33-8587 adopted July 15, 2005, in a transaction where a shell company ceases being a shell company, the surviving entity is required to make a more specific and detailed filing of Form 8-K. Specifically, the shell company will need to file a Form 8-K that contains the information that would be required in an initial registration statement or Form 10-SB. In accordance with Rule 33-8587 and Regulation S-B Item 310, please provide us with two years of audited financials of the accounting acquirer (Power-Saver Corp.) and unaudited pro forma financial statements for the latest fiscal year (December 31, 2005) and interim period (June 30, 2006).   Please be aware that Rule 33-8587 also amended the timeliness of Form 8-K in this situation. All necessary information is required to be filed within four days of the completion of such transaction

4. Please clearly indicate in the header that your pro forma financials statements are unaudited.

5. Your pro forma financial statements should include adjustments, with related explanatory notes, which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. See Regulation S-X 11-02(b)(1) and 11-02(b)(6).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

Mr. Zirk Engelbrecht
Safari Associates, Inc.
September 26, 2006

  If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Any other questions may be directed to the undersigned at (202) 551-3841.

         Sincerely,

         Michael Moran
         Branch Chief